Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Vasogen Announces Second Quarter 2008 Results

     MISSISSAUGA, ON, July 9 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today reported the results of operations for the three and six months ended May 31,
2008. All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.
     At May 31, 2008, our cash and cash equivalents totaled $12.4 million, compared with $19.9 million at February 29, 2008.
     The net loss for the second quarter of 2008 was $7.4 million, or
$0.33 per common share, compared with a net loss of $9.7 million, or $0.54 per common share for the same period in 2007. We incurred a net loss for the six months ended May 31, 2008 of $12.7 million, or $0.57 per common share, compared with a net loss of $17.4 million, or $1.02 per common share for the same period in 2007. A key driver of this decrease was a reduction in expenses resulting from the repayment of the senior convertible notes in April 2007, lower restructuring costs, reduced stock compensation expense, lower infrastructure and other support costs driven by lower employee numbers in
2008, and a decrease in the foreign exchange loss that was incurred in the prior periods.

     <<
     Corporate Update

         -  On April 14, 2008, we announced the implementation of a strategic restructuring plan to significantly reduce our cash burn rate and focus our efforts on opportunities that the Board and Management believe are most likely to provide shareholder value. As a result of this restructuring, our work force was reduced by approximately
            85% during the quarter. As a result, we are no longer maintaining the necessary quality processes or personnel to support European commercialization or clinical development of Celacade. We also retained JMP Securities to assist in exploring potential strategic alternatives with the goal of enhancing shareholder value.

         -  Subsequent to the end of our second quarter and following an extensive review of our VP series of drugs program, we announced a halt to the expenses associated with the VP program, including an additional reduction in our work force, to further reduce our cash burn rate as we continue to explore strategic alternatives.

         -  As part of our restructuring, a new tenant has been secured for our 37,111 sq. ft. leased facility located at 2505 Meadowvale
            Boulevard in Mississauga, Ontario, and we have negotiated a lease surrender agreement with our landlord. As a result, our lease for this facility will terminate on September 30, 2008.

         -  On April 24, 2008, we received a letter from the Listing
            Qualifications Department of The NASDAQ Stock Market indicating that the minimum closing bid price of our common stock had fallen below $1.00 for 30 consecutive trading days, and therefore, we were not in compliance with Marketplace Rule 4310(c)(4)
            (the "Rule"). In accordance with the NASDAQ Marketplace
            Rule 4310(c)(8)(D), we are provided a compliance period of
            180 calendar days, or until October 21, 2008, to regain compliance with this requirement.
     >>

     Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities
Litigation Reform Act of 1995 and/or "forward-looking information" under the
Securities Act (Ontario). These statements may include, without limitation, plans to resume operations, to advance the development of the Celacade(TM)
System or our VP series of drugs including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should",
"expects", "plans", "anticipates", "believes", "estimated", "predicts",
"potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including halting development of the Celacade System and VP series of drugs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual
Information Form and Form 20-F for the year ended November 30, 2007, as well as in our later public filings, including our Management's Discussion and
Analysis for the quarter ended May 31, 2008. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and
Management's Discussion and Analysis for the three and six months ended May
31, 2008, will be accessible on Vasogen's Website at www.vasogen.com and will be available on SEDAR and EDGAR.

     Summary financial tables are provided below.

     <<
     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Interim Consolidated Balance Sheets
     (In thousands of Canadian dollars)

     -------------------------------------------------------------------------
                                                          May 31, November 30,
                                                            2008         2007
     -------------------------------------------------------------------------
                                                      (Unaudited)
     Assets

     Current assets:
         Cash and cash equivalents                     $  12,389    $  23,545
         Clinical supplies                                     -        1,363
         Tax credits recoverable                             580        1,565
         Prepaid expenses and deposits                       500          787
         Change in fair value of forward foreign
          exchange contracts                                   -          376
     -------------------------------------------------------------------------
                                                          13,469       27,636
     Property and equipment                                  234          414
     -------------------------------------------------------------------------
                                                       $  13,703    $  28,050
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity

     Current liabilities:
         Accounts payable                              $     349    $   1,175
         Accrued liabilities                               2,185        3,519
     -------------------------------------------------------------------------
                                                           2,534        4,694
     Shareholders' equity:
         Share capital:
          Authorized:
            Unlimited common shares, without
             par value
          Issued and outstanding:
           22,391,386 common shares
            (November 30, 2007 - 22,391,386)             365,670      365,670
         Warrants                                         16,725       16,725
         Contributed surplus                              23,295       22,744
         Deficit                                        (394,521)    (381,783)
     -------------------------------------------------------------------------
                                                         11,169       23,356
     -------------------------------------------------------------------------
                                                       $  13,703    $  28,050
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Interim Consolidated Statements of Operations,
     Deficit and Comprehensive Income
     (In thousands of Canadian dollars, except per share amounts)
     (Unaudited)

     -------------------------------------------------------------------------
                                                                       Period
                                                                         from
                                                                   December 1,
                          Three months ended      Six months ended    1987 to
                                 May 31,               May 31,         May 31,
                             2008       2007       2008       2007       2008
     -------------------------------------------------------------------------
     Expenses:
      Research and
       development      $   4,860  $   3,736  $   7,638  $   6,759  $ 246,555
      General and
       administration       2,929      4,888      5,610      8,476    122,838
      Foreign exchange
       loss (gain)           (338)     1,092       (135)       958     10,835
     -------------------------------------------------------------------------
     Loss before the
      undernoted           (7,451)    (9,716)   (13,113)   (16,193)  (380,228)

     Interest expense on
      senior convertible
      notes payable             -          -          -         (5)    (1,279)

     Accretion in carrying
      value of senior
      convertible notes
      payable                   -        (36)         -       (728)   (10,294)

     Amortization of
      deferred financing
      costs                     -         (9)         -       (154)    (3,057)

     Loss on extinguishment
      of senior
      convertible notes
      payable                   -       (470)         -     (1,754)    (6,749)

     Investment income         33        281        375        633     13,700

     Change in fair
      value of embedded
      derivatives               -        256          -        829        829
     -------------------------------------------------------------------------

     Loss and comprehensive
      loss for the period  (7,418)    (9,694)   (12,738)   (17,372)  (387,078)

     Deficit, beginning of
      period:
         As originally
          reported       (387,103)  (360,684)  (381,783)  (351,374)    (1,510)

         Impact of
          change in
          accounting
          for stock-based
          compensation          -          -          -          -     (4,006)
         Impact of change
          in accounting
          for financial
          instruments on
          December 1,
          2006                  -          -          -     (1,632)    (1,632)
         ----------------------------------------------------------
         As revised      (387,103)  (360,684)  (381,783)  (353,006)

     Charge for
      acceleration
      payments on
      equity component
      of senior
      convertible
      notes payable             -          -          -          -       (295)

     -------------------------------------------------------------------------
     Deficit, end of
      period            $(394,521) $(370,378) $(394,521) $(370,378) $(394,521)
     -------------------------------------------------------------------------
     Basic and diluted
      loss per common
      share             $   (0.33) $   (0.54) $   (0.57) $   (1.02) $       -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Interim Consolidated Statements of Cash Flows
     (In thousands of Canadian dollars)
     (Unaudited)

     -------------------------------------------------------------------------
                                                                       Period
                                                                         from
                                                                   December 1,
                          Three months ended      Six months ended    1987 to
                                 May 31,               May 31,         May 31,
                             2008       2007       2008       2007       2008
     -------------------------------------------------------------------------

     Cash provided by
      (used in):

     Operating
      activities:
       Loss for the
        period         $  (7,418) $  (9,694) $ (12,738) $ (17,372) $(387,078)
       Items not
        involving
        cash:
        Amortization          125        127        187        253      6,347
        Accretion in
         carrying value
         of senior
         convertible
         notes payable          -         36          -        728     10,294
        Amortization of
         deferred
         financing costs        -          9          -        154      3,057
        Loss on
         extinguishment
         of senior
         convertible notes
         payable                -        470          -      1,754      6,749
        Change in fair
         value of embedded
         derivatives            -       (256)         -       (829)      (829)
        Stock-based
         compensation         316        890        551      1,453     10,130
        Common shares
         issued for
         services               -          -          -          -      2,485
        Unrealized gain
         on forward
         foreign exchange
         contract               -          -          -          -       (376)
        Unrealized foreign
         exchange loss
         (gain)               (33)     1,326        159      1,226     11,702
        Other                   -          -          -          -        (35)
       Change in non-cash
        operating working
        capital              (557)      (829)       841     (4,304)     1,792
     -------------------------------------------------------------------------
                           (7,567)    (7,921)   (11,000)   (16,937)  (335,762)

     Financing activities:
      Shares and warrants
       issued for cash          -     17,345          -     17,345    326,358
      Warrants exercised
       for cash                 -          -          -          -     16,941
      Options exercised
       for cash                 -          -          -          -      7,669
      Share issue costs         -     (1,443)         -     (1,440)   (24,646)
      Issue (repayment)
       of senior
       convertible
       notes payable, net       -       (289)         -       (924)    38,512
      Cash released
       from restriction         -        289          -      3,325          -
      Paid to related
       parties                  -          -          -          -       (234)
     -------------------------------------------------------------------------
                                -     15,902          -     18,306    364,600

     Investing activities:
      Purchases of property
       and equipment           (6)       (11)        (6)       (41)    (2,471)
      Purchases of
       acquired technology      -          -          -          -     (1,283)
      Purchases of
       marketable securities    -          -          -          -   (244,846)
      Settlement of
       forward foreign
       exchange contracts       -          -          -         10     (4,824)
      Maturities of
       marketable securities    -          -          -          -    240,677
     -------------------------------------------------------------------------
                               (6)       (11)        (6)       (31)   (12,747)

     Foreign exchange gain
      (loss) on cash
      held in foreign
      currency                 32     (1,349)      (150)    (1,069)    (3,702)
     -------------------------------------------------------------------------

     Increase (decrease)
      in cash and cash
      equivalents          (7,541)     6,621    (11,156)       269     12,389

     Cash and cash
      equivalents,
      beginning of
      period               19,930     24,075     23,545     30,427          -

     -------------------------------------------------------------------------
     Cash and cash
      equivalents,
      end of period      $ 12,389  $  30,696  $  12,389  $  30,696  $  12,389
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd, Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 17:00e 09-JUL-08